UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS TO THERETO FILED PURSUANT TO

Exchange Act of 1934

§ 240.13d-2(a)

(Amendment No. _____)*

Capital City Bank Group, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

139 74 105

(CUSIP Number)

J. Kimbrough Davis

P.O. Box 11248

Tallahassee, Florida 32302-3248

(850) 402.7820

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or, 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 139 74 105	13D	Page 2

1	NAMES OF REPORTING PERSONS	2S Partnership
	I.R.S. IDENTIFICATION NOS. OF ABOVE	59-2984539
PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A	(a) ☐
	MEMBER OF A GROUP	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)	WC, AF

5	CHECK IF DISCLOSURE OF LEGAL
PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION	Florida

NUMBER OF	7	SOLE VOTING POWER	1,049,378
SHARES
BENEFICIALLY	8	SHARED VOTING POWER	0
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER	1,049,378
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY	1,049,378
	OWNED BY EACH REPORTING PERSON

12	CHECK IF THE AGGREGATE AMOUNT
	IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY
	AMOUNT IN ROW (11)	6.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	PN

CUSIP No. 139 74 105	13D	Page 3

Item 1.	Security and Issue.

This Schedule 13D relates to the shares of common stock, $.01 par value, (the “Shares”) of Capital City Bank Group, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 217 N. Monroe St., Tallahassee, Florida 32301.

Item 2.	Identity and Background.

This Schedule 13D is being filed by 2S Partnership (the “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”). This statement of beneficial ownership constitutes the initial filing on Schedule 13D of the Reporting Person.

The Reporting Person is a Florida partnership with its principal address located at 217 North Monroe Street, Tallahassee, Florida 32301. The Reporting Person’s principal business is holding shares of Capital City Bank Group, Inc.

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable for Reporting Person.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person was organized under Florida law on January 1, 1990 and has acquired Shares of the Issuer for investment from time to time.  The Reporting Person evaluates his investment in the Shares on a continual basis. Below is a listing of the Reporting Person’s transactions in the Issuer’s common stock for the period January 1, 1990 through the date of this report.

	Purchase(P)/	Number of	Price
Date	Sales(S)	Shares	Per Share	Source of Funds
7/10/92	P	2,512	N/A	Gift from partners’ father
6/1/93	P	80,000	N/A	Gift from partners’ father
12/29/93	P	20,000	$24.00	Working capital/Partners contributions
10/3/94	P	4,000	29.00	Working capital/Partners contributions
12/7/94	P	5,000	29.00	Working capital/Partners contributions

CUSIP No. 139 74 105	13D	Page 4

	Purchase(P)/	Number of	Price
Date	Sales(S)	Shares	Per Share	Source of Funds
4/1/97	P	111,512	N/A	Stock split
6/1/98	P	111,512	N/A	Stock split
11/20/98	P	400	26.00	Working capital/Partners contributions
11/20/98	P	600	28.25	Working capital/Partners contributions
12/28/98	P	500	27.60	Working capital/Partners contributions
12/28/98	P	500	27.85	Working capital/Partners contributions
5/26/99	P	500	22.75	Working capital/Partners contributions
9/7/99	P	15,000	23.00	Working capital/Partners contributions
9/21/99	P	15,000	23.62	Working capital/Partners contributions
3/3/00	P	1,000	19.00	Working capital/Partners contributions
6/13/03	P	92,009	N/A	Stock split
7/1/05	P	115,011	N/A	Stock split
9/15/05	P	40,000	35.00	Working capital/Partners contributions
2/12/07	P	1,500	34.43	Working capital/Partners contributions
9/22/10	P	431,526	N/A	Partners contributions
Various	P	1,296	Various	Dividend Reinvestment Plan
Total		1,049,378

Item 4.	Purpose of Transaction.

The Shares of the Issuer were acquired by the Reporting Person for investment purposes. There are no plans or proposals by the Reporting Person or Robert Hill Smith to take any of the actions listed in items (a) through (j) of Item 4 on Schedule 13D.

William G. Smith, Jr. may, in his capacity as an executive officer of the Issuer, have plans or proposals relating to items (a) through (j) of Item 4 on Schedule 13D and, to such extent, he declines to indicate such plans or proposals, and disclaims any obligation to update such disclosure, except to the extent they derive from his status as a shareholder instead of an executive officer. In addition, William G. Smith, Jr. and Robert Hill Smith may, at any time and from time to time, and reserve the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by William G. Smith, Jr. and Robert Hill Smith in light of market conditions or other factors.

Item 5.	Interest In Securities of the Issuer.

(a)	The Reporting Person hereby reports beneficial ownership of 1,049,378 Shares of the Issuer, which represents 6.1% of the 17,095,481 shares of CCBG Common Stock outstanding as of September 21, 2010.

(b)	The Reporting Person has sole voting and investment power with respect to 1,049,378 shares of CCBG common stock.

(c)

On September 22, 2010, 431,526 shares of CCBG Common Stock were distributed from The William Godfrey Smith Trust to its beneficiaries, Robert Hill Smith and William G. Smith, Jr., who immediately contributed the shares to the 2S Partnership. No consideration was paid for the shares.

CUSIP No. 139 74 105	13D	Page 5

(d)	Not applicable.

(e)	Not applicable.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 6.	Contacts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the 2S Partnership Agreement between Robert Hill Smith and William G. Smith, Jr., dated January 1, 1990, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1: Power of Attorney

Signatures

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 22, 2010

2S Partnership

By: /s/ David C. Scileppi

      Attorney in Fact

CUSIP No. 139 74 105	13D	Page 6

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

             The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the Reporting Person (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

REPORTING PERSON: 2S PARTNERSHIP

Robert H. Smith serves as a general partner of 2S Partnership. His business address is

217 N. Monroe St., Tallahassee, Florida 32301. His principal occupation is serving as a Vice President of Capital City Bank Group, Inc. Robert H. Smith is a citizen of the United States of America.

		Number of	Percentage
		Shares	Ownership**
(a)	Robert Hill Smith	2,003,761	11.7%
	Robert Hill Smith as Custodian for
	Virginia Austin Smith (Minor Daughter)	50,288	*
	Robert Hill Smith as Custodian for
	Warren Hamilton Smith (Minor Son)	50,288	*
	The VAS Trust	80,728	*
	The WHS Trust	80,728	*
	The JWS Trust	84,321	*
	The WGS III Trust	84,321	*
	The William Godfrey Smith Trust	1,491	*
	2S Partnership	1,049,378	6.1%
		3,485,304	20.4%

*Less than 1%.

**Based on 17,095,481 shares of CCBG Common Stock outstanding as of September 21, 2010.

(b)

Mr. Smith has sole voting and investment power with respect to 2,104,338 shares of CCBG common stock consisting of (a) 2,003,761 shares held directly, (b) 50,288 shares held as Custodian for Virginia Austin Smith, and (c) 50,288 shares held as Custodian for Warren Hamilton Smith.

CUSIP No. 139 74 105	13D	Page 7

Mr. Smith shares voting and investment power with William G. Smith, Jr., Chairman and Chief Executive Officer, Capital City Bank Group, Inc., 217 N. Monroe Street, Tallahassee, Florida 32301, with respect to 1,380,966 shares of CCBG common stock, consisting of (u) 80,728 shares in the VAS Trust, (v) 80,728 shares in the WHS Trust, (w) 84,321 shares in the JWS Trust, (x) 84,321 shares in the WGS III Trust, (y) 1,491 shares in the William Godfrey Smith Trust, and (z) 1,049,378 shares in the 2S Partnership.

(c)

On September 22, 2010, 431,526 shares of CCBG Common Stock were distributed from The William Godfrey Smith Trust to its beneficiaries, Robert Hill Smith and William G. Smith, Jr., who immediately contributed the shares to the 2S Partnership. No consideration was paid for the shares.

(d)	Not applicable.

(e)	Not applicable.

William G. Smith, Jr. serves as a general partner of 2S Partnership. His business address is

217 N. Monroe St., Tallahassee, Florida 32301. His principal occupation is serving as a Chairman, President, and Chief Executive Officer of Capital City Bank Group, Inc. William G. Smith, Jr. is a citizen of the United States of America.

		Number of	Percentage
		Shares	Ownership**
(a)	William G. Smith, Jr.	2,248,318	13.2%
	Capital City Bank as Custodian for
	William G. Smith, Jr., IRA	4,678	*
	The JWS Trust	84,321	*
	The WGS III Trust	84,321	*
	The VAS Trust	80,728	*
	The WHS Trust	80,728	*
	The William Godfrey Smith Trust	1,491	*
	2S Partnership	1,049,378	6.1%
		3,633,963	21.3%

	Paula P. Smith (wife)	55,666	*
	Capital City Bank as Custodian for
	Paula P. Smith, IRA	4,396	*
		60,062	*

*Less than 1%.

**Based on 17,095,481 shares of CCBG Common Stock outstanding as of September 21, 2010.

CUSIP No. 139 74 105	13D	Page 8

Under the definition of “beneficial ownership” in Section 13d-3 of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations promulgated thereunder, Mr. Smith may be deemed to be a beneficial owner of 60,062 shares of CCBG common stock held by his wife, Paula P. Smith, and Capital City Bank as Custodian for Paula P. Smith, IRA. Neither the filing of this statement nor any of its contents shall be deemed to be an admission that Mr. Smith is the beneficial owner of such shares.

(b)

Mr. Smith has sole voting and investment power with respect to 2,252,996 shares of CCBG common stock consisting of (a) 2,248,318 shares held directly, (b) 4,678 shares held by Capital City Bank as custodian for William G. Smith, Jr., IRA.

Mr. Smith shares voting and investment power with Robert H. Smith, Vice President, Capital City Bank Group, Inc., 217 N. Monroe Street, Tallahassee, Florida 32301, with respect to 1,380,966 shares of CCBG common stock, consisting of (u) 84,321 shares in the JWS Trust, (v) 84,321 shares in the WGS III Trust, (w) 80,728 shares in the VAS Trust, (x) 80,728 shares in the WHS Trust, (y) 1,491 shares in the William Godfrey Smith Trust and (z) 1,049,378 shares in the 2S Partnership.

Mr. Smith has no voting or investment power with respect to the 60,062 shares of CCBG common stock held by his wife, Paula P. Smith, and by Capital City Bank as Custodian for Paula P. Smith, IRA. Pursuant to Rule 13d-4 promulgated under the Act, Mr. Smith disclaims beneficial ownership of such shares.

(c)

On September 22, 2010, 431,526 shares of CCBG Common Stock were distributed from The William Godfrey Smith Trust to its beneficiaries, Robert Hill Smith and William G. Smith, Jr., who immediately contributed the shares to the 2S Partnership.

(d)	See Item 5(b) above.
(e)	Not applicable.